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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*


                        Standard Brands Paint Company
                               (Name of Issuer)


                        Common Stock, par value $0.01
                        (Title of Class of Securities)

                                  85 3156206
                                (CUSIP Number)


                               Arthur W. Broslat
                     Corimon, S.A.C.A., Calle Hans Neumann
                   Edificio Corimon, Los Cortijos de Lourdes
                  Caracas, Venezuela 0171  011 (582) 203-5560
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)


                                   June 21, 1995
            (Date of Event which Requires Filing of this Statement)

   If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

   Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and
   (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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   --------------------
   CUSIP NO. 85 3156206
   --------------------
   ------------------------------------------------------------
    1.   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Corimon, S.A.C.A.
   ------------------------------------------------------------
    2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                         (a)  [  ]
                                                         (b)  [  ]
   ------------------------------------------------------------
    3.   SEC USE ONLY

   ------------------------------------------------------------
    4.   SOURCE OF FUNDS
               00
   ------------------------------------------------------------
    5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                               [  ]
   ------------------------------------------------------------
    6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               Venezuela
   ------------------------------------------------------------
                        7.    SOLE VOTING POWER
                        17,501,493 shares (indirect)
                        ----------------------------------------
                        8.    SHARED VOTING POWER
           NUMBER OF                  -0-
           SHARES       ----------------------------------------
        BENEFICIALLY    9.    SOLE DISPOSITIVE POWER
          OWNED BY      17,613,852 shares (indirect) (consisting of
            EACH        17,501,493 shares and 112,360 shares under the
         REPORTING      Libra Put Agreement)
           PERSON       ---------------------------------------
            WITH        10.   SHARED DISPOSITIVE POWER
                                      -0-
   ------------------------------------------------------------
   11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
   17,613,853 shares (indirect beneficial ownership) (consisting of 17,501,493 shares, and 112,360 shares under the Libra Put Agreement)
   ------------------------------------------------------------
   12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                               [  ]
   ------------------------------------------------------------
   13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               58.1% (indirect beneficial ownership)
   ------------------------------------------------------------
   14.   TYPE OF REPORTING PERSON
               HC, CO
   ____________________________________________________________


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   --------------------
   CUSIP NO. 85 3156206
   --------------------
   ------------------------------------------------------------
    1.   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Corimon International Holdings Limited
   ------------------------------------------------------------
    2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                         (a)  [  ]
                                                         (b)  [  ]
   ------------------------------------------------------------
    3.   SEC USE ONLY

   ------------------------------------------------------------
    4.   SOURCE OF FUNDS
               00
   ------------------------------------------------------------
    5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                               [  ]
   ------------------------------------------------------------
    6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               Cayman Islands
   ------------------------------------------------------------
                          7.    SOLE VOTING POWER
                                      -0-
           NUMBER OF      ----------------------------------------
             SHARES       8.    SHARED VOTING POWER
          BENEFICIALLY                -0-
            OWNED BY      ----------------------------------------
              EACH        9.    SOLE DISPOSITIVE POWER
           REPORTING                  -0-
             PERSON       ---------------------------------------
              WITH        10.   SHARED DISPOSITIVE POWER
                                      -0-
   ------------------------------------------------------------
   11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
               -0-
   ------------------------------------------------------------
   12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                               [  ]
   ------------------------------------------------------------
   13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               0.0%
   ------------------------------------------------------------
   14.   TYPE OF REPORTING PERSON
               CO
   ____________________________________________________________


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   --------------------
   CUSIP NO. 85 3156206
   --------------------
   ------------------------------------------------------------
    1.   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Corimon Corporation
   ------------------------------------------------------------
    2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                         (a)  [  ]
                                                         (b)  [  ]
   ------------------------------------------------------------
    3.   SEC USE ONLY

   ------------------------------------------------------------
    4.   SOURCE OF FUNDS
               00
   ------------------------------------------------------------
    5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                               [  ]
   ------------------------------------------------------------
    6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
   ------------------------------------------------------------
                        7.    SOLE VOTING POWER
                        17,501,493 shares
         NUMBER OF      ----------------------------------------
           SHARES       8.    SHARED VOTING POWER
       BENEFICIALLY                -0-
          OWNED BY      ----------------------------------------
            EACH        9.    SOLE DISPOSITIVE POWER
         REPORTING      17,613,853 shares (consisting of 17,501,493
           PERSON       shares, and 112,360 shares under the Libra Put
            WITH        Agreement)
                        ---------------------------------------
                        10.   SHARED DISPOSITIVE POWER
                                    -0-
   ------------------------------------------------------------
   11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
   17,613,853 shares (consisting of 17,501,493 shares and 112,360 shares under the Libra Put Agreement)
   ------------------------------------------------------------
   12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                               [  ]
   ------------------------------------------------------------
   13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               58.1%
   ------------------------------------------------------------
   14.   TYPE OF REPORTING PERSON
               CO
   ____________________________________________________________


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               This Amendment No. 2 to Statement on Schedule 13D
   ("Amendment No. 2") amends and supplements the Statement on Schedule 13D (the "Schedule 13D"), dated February 15, 1995, as amended and supplemented by Amendment No. 1 to Statement on Schedule 13D, dated May 19, 1995, relating to the Common Stock, $0.01 par value ("Common Stock"), of Standard Brands Paint Company, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 4300 West 190th Street, Torrance, California 90509. Capitalized terms used herein but not otherwise defined herein shall have the respective meanings assigned to such terms in the Schedule 13D.

               On or about June 5, 1995, as part of a corporate reorganization, Corimon International Holdings Limited ceased to be the immediate parent company of Corimon Corporation. A newly formed Cayman Islands corporation, Corimon Paint Holdings, Ltd., was substituted as the parent company of Corimon Corporation. Inasmuch as this change does not affect in any substantive way the Corimon group's ownership of shares of the Common Stock of the Company, Corimon, S.A.C.A. and Corimon Corporation intend to file future amendments, if any, to this Statement on Schedule 13D jointly, without the inclusion of any intermediate holding companies. Corimon Corporation remains the direct owner of capital stock of the Company, and Corimon, S.A.C.A. remains its ultimate parent company.

               The Schedule 13D is hereby supplemented, but not replaced, as follows:

   Item 5.  Interest in Securities of the Company.

               (a) and (b) On June 21, 1995, Corimon Corporation converted 190,288 shares of Preferred Stock (being all the shares of Preferred Stock it owned) into 1,529,161 shares of Common Stock, and Corimon Corporation presently owns beneficially 17,613,853 shares of the Common Stock (inclusive of 112,360 shares which it may have beneficial ownership under the Libra Put Agreement). Certain other holders also converted an aggregate of 1,011,781 shares of Preferred Stock owned by them, into an aggregate of 8,130,709 shares of Common Stock, on or about the same date.

               Corimon Corporation has the stated right to purchase up to 785,025 shares of Preferred Stock, convertible into up to 6,308,489 shares of Common Stock, pursuant to the terms of the Preferred Stock. However, only 367,980 shares of Preferred Stock are outstanding and such shares are presently convertible into 2,957,101 shares of Common Stock. It is expected that if Corimon Corporation were to attempt to purchase any such shares of Preferred Stock, the holders thereof would convert such shares into Common Stock in advance of Corimon Corporation's purchase, thereby effectively nullifying any such purchase rights. Accordingly, Corimon Corporation believes that it no longer has a beneficial interest in such shares of Preferred Stock or Common Stock into which such Preferred Stock is convertible.


               Except for such 112,360 shares under the Libra


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   Put Agreement, such ownership by Corimon Corporation includes the sole power to vote and dispose of such shares. Based on the foregoing, Corimon Corporation beneficially owns 58.1% of the outstanding shares of Common Stock.

               (c) Except as set forth herein, no transactions in the Common Stock have been effected during the past 60 days by the Reporting Persons nor any other person controlling the Reporting Persons nor, to the best of their knowledge, any of the persons named in Schedules A, B and C to the Schedule 13D.

               (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by Corimon
   Corporation.

               (e) As of June 5, 1995, Corimon International Holdings Limited ("CIHL") ceased to be in the chain of ownership whereby Corimon, S.A.C.A. indirectly owns beneficially 58.1% of the outstanding shares of Common Stock, and CIHL thereby ceased to be a 5% or greater beneficial owner.


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                                   SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       CORIMON CORPORATION



                                       By:  /s/ Arthur W. Broslat
                                             Name:  Arthur W. Broslat
                                             Title: Director


                                       Date:  June 26, 1995


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                                   SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                           CORIMON INTERNATIONAL HOLDINGS LIMITED



                           By:  /s/ Arthur W. Broslat
                                 Name:  Arthur W. Broslat
                                 Title: President


                           Date:  June 26, 1995


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                                   SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              CORIMON, S.A.C.A.



                              By:  /s/ Arthur W. Broslat
                                  Name:  Arthur W. Broslat
                                   Title: Executive Vice President



                             By:  /s/ Charles D. Codrea
                                   Name:  Charles D. Codrea
                                   Title: Vice President and Chief
                                     Financial Officer


                           Date:  June 26, 1995